                                                                 Exhibit (e)(21)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

                                            )
IN RE: PEOPLESOFT, INC. SHAREHOLDER         )
LITIGATION                                  )        Consolidated
                                            )        C.A. No. 20365-NC

                          STIPULATION AND AGREEMENT OF
                       COMPROMISE, SETTLEMENT AND RELEASE

          The parties to the above-captioned consolidated action, by and through their attorneys, have entered into the following Stipulation and Agreement of Compromise, Settlement and Release ("Stipulation" or "Settlement Agreement"), subject to the approval of the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Court of Chancery"):

          WHEREAS,

          A. On June 6, 2003, Oracle Corporation announced its intention to commence an unsolicited takeover bid for the shares of PeopleSoft Corporation ("PeopleSoft"). On June 9, 2003, Oracle Corporation caused Pepper Acquisition Corporation, a wholly owned subsidiary of Oracle ("Oracle Sub"), to commence a tender offer (the "Offer") for the purchase of all outstanding shares of common stock of PeopleSoft, together with the associated Series A Participating Preferred Stock purchase rights issued as a dividend on that common stock on February 27, 1995 (the "Rights") and governed by the First Amended and Restated Preferred Shares Rights Agreement, dated as of December 16, 1997 by and between PeopleSoft and BankBoston, N.A., as rights agent (the "Rights Plan").

          B. The Offer to purchase the PeopleSoft common stock (together with the associated Rights) on the terms and conditions described in the Tender Offer Statement on

Schedule TO (together with the exhibits thereto) filed by Oracle Corporation and Oracle Sub (collectively, "Oracle") with the Securities and Exchange Commission (the "SEC") on June 9, 2003, has thereafter from time to time been amended and revised, including but not limited to increases in the offering price on June 18, 2003 and February 4, 2004, and a decrease in the offering price on May 14, 2004, all as reflected in amendments to the Schedule TO (the "Oracle Tender Offer" or "Offer").

          C. Since June 6, 2003, PeopleSoft adopted a Customer Assurance Program, as generally revised and described in the amendments to a Schedule 14D-9 filed with the SEC by PeopleSoft (the "CAP") and took other actions (the "PeopleSoft Response") in response to the threat posed to PeopleSoft's business and customer base by the Oracle Tender Offer and by other conduct engaged in by Oracle (with the Oracle Tender Offer, the "Oracle Conduct").

          D. On June 6, 2003, five putative class action complaints naming as defendants PeopleSoft and several of its officers and/or directors were filed in the Delaware Court of Chancery alleging that defendants breached their fiduciary duties in connection with PeopleSoft's response to the Oracle Tender Offer, styled EZEIR V. PEOPLESOFT, INC., ET AL., C.A. No. 20349; FAY V. PEOPLESOFT, INC., ET AL., C.A. No. 20350; CRESCENTE V. PEOPLESOFT, INC., ET AL., C.A. No. 20351; CORWIN V. PEOPLESOFT, INC., ET AL., C.A. No. 20352; and HACK V. PEOPLESOFT, INC., ET AL., C.A. No. 20353. On June 10, June 12, and July 2, 2003, additional and similar putative class action suits were filed in the Delaware Court of Chancery, styled PADNESS V. PEOPLESOFT, INC., ET AL. , C.A. No. 20358, NEMES V. PEOPLESOFT, INC., ET AL., C.A. No. 20365, and HUTCHINGS V. PEOPLESOFT, INC., ET al., C.A. No. 20377, respectively. By stipulations and orders of the Delaware Court of Chancery dated June 25, and July 22, 2003, the foregoing actions were consolidated into a single consolidated action styled as IN RE PEOPLESOFT, INC. SHAREHOLDER LITIGATION,

Consolidated C.A. No. 20365 (the "Delaware Action"). In connection with the consolidation, the Delaware Court of Chancery designated the law firm of Prickett, Jones & Elliott, P.A. as lead counsel, with the law firms of Abbey Gardy, LLP and Wolf, Haldenstein, Adler, Freeman & Herz LLP designated as plaintiffs' liaison counsel.

          E. In June 2003, actions similar to the putative class actions suits filed in the Delaware Court of Chancery were filed in the Superior Court for the County of Alameda (the "California Court") by Doris Staehr (Case No. RG03100291), Lorrie McBride (Case No. RG3100300), the West Virginia Laborers Pension Trust Fund (Case No. RG03100306), Ray Baldi (Case No. RG03100696), Moshe Panzer (Case No. VG03100876), and Arace Brothers (Case No. VG03101830). By orders dated June 16, and July 11, 2003, these actions were consolidated by the California Court. Also, by orders dated June 18, and July 11, 2003, the California Court stayed all of the California class action suits referenced above pending resolution of the claims filed in the Delaware Action.

          F. On June 13, 2003, PeopleSoft filed suit in the California Court against Oracle alleging (among other things) that Oracle engaged in unfair trade practices and unlawful interference with PeopleSoft's business ("PeopleSoft's California Action"). PeopleSoft thereafter amended its complaint and on January 20, 2004, Oracle filed motions for demurrer and to strike portions of the amended complaint. On February 25, 2004, Oracle's motions were denied. On March 30, 2004, Oracle filed a cross-complaint in the California Court against PeopleSoft and several of its directors ("Oracle's Cross-Complaint").

          G. On June 18, 2003, Oracle filed suit in the Delaware Court of Chancery against PeopleSoft, several of its directors, and J.D. Edwards, alleging that certain defendants breached their fiduciary duties in connection with PeopleSoft's response to the Oracle Tender

Offer and that J.D. Edwards aided and abetted such breach. Oracle thereafter sought leave to amend its complaint to challenge the CAP and other actions by defendants ("Oracle's Delaware Action"). Oracle's Delaware Action was subsequently consolidated with the Delaware Action for discovery purposes.

          H. The plaintiffs for the proposed class of stockholders of PeopleSoft (the "Class Plaintiffs") filed in the Delaware Action an Amended Complaint on or about June 18, 2003. On or about November 18, 2003, the Class Plaintiffs moved for leave to file a proposed Second Amended and Supplemental Complaint, but shortly thereafter requested that the Delaware Court of Chancery take no action on that motion.

          I. Defendants have responded to substantial discovery requests propounded by Class Plaintiffs and Oracle pursuant to the consolidation of discovery in the Delaware Action and the Oracle Delaware Action, including significant document discovery (including the production of the CAP schedules and contracts), extensive fact and contention interrogatories regarding (among other things) the CAP, and deposition discovery (including a Rule 30(b)(6) deposition on the CAP), and Class Plaintiffs have reviewed and analyzed such discovery and other data relevant to the PeopleSoft Response.

          J. Based upon the actions of the United States Department of Justice and the European Union and the current status of their anti-trust reviews and/or opposition to Oracle's proposed acquisition of PeopleSoft, the discovery to date, and subject to confirmatory discovery, the Class Plaintiffs have determined that the CAP, as it relates to Oracle, serves a legitimate corporate purpose in light of the Oracle Conduct to date.

          K. In light of the recent circumstances and events surrounding the Offer, including the actions of U.S. and European antitrust regulators, the parties hereto (the "Parties") engaged in extensive arm's-length, good faith discussions with regard to a possible settlement of the Delaware Action. As a result of those discussions, the Parties executed a Memorandum of Understanding, dated May 25, 2004, setting forth the basic terms of their agreement in principle to settle all claims asserted, or which could have been asserted, by members of the Class (as defined below), subject to negotiation and execution of a Stipulation of Settlement and the approval of the Delaware Court of Chancery. The Memorandum of Understanding, as amended, is referred to herein as the "MOU".

          L. The Parties believe that the proposed settlement, on the terms and conditions set forth in this Stipulation, and subject to confirmatory discovery, is in the best interests of PeopleSoft, its stockholders, and all of the members of the proposed class, as defined below, and is fair, adequate and reasonable.

          M. Defendants have vigorously denied, and continue to deny, (i) any wrongdoing or liability with respect to all claims, events and transactions complained of, (ii) that they engaged in any wrongdoing, (iii) that they committed any violation of law, (iv) that they breached any fiduciary duties,
(v) that they acted improperly in any way, and (vi) that they have or may have any liability of any kind to the plaintiffs or the proposed class or to Oracle, but have considered it desirable that the claims that have (or could have) been advanced on behalf of the members of the Class (as defined below) be settled and dismissed on the merits and with prejudice in order to: (i) avoid the substantial expense, inconvenience and distraction of continued litigation;
(ii) dispose of potentially burdensome and protracted litigation; and
(iii) finally put to rest and terminate the claims asserted on behalf of the Class.

          NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and among the Parties through their respective attorneys, subject to the approval of the Delaware

Court of Chancery, pursuant to Rules 23 and 23.1 of the Court, that the Delaware Action be finally and fully compromised, settled, released, discharged and dismissed with prejudice, subject to the following terms and conditions (the "Settlement"):

          1. For purposes of settlement only, the Parties agree that the Delaware Action be certified as a class action pursuant to Court of Chancery Rules 23(a) and 23(b)(1), without the right of members to opt out, on behalf of a class of all persons and entities who owned or held (whether beneficially or otherwise) PeopleSoft common stock on or after June 6, 2003, through and including the date of approval of the Settlement, including their respective heirs, executors, administrators, representatives, agents, successors and assigns, but excluding defendants and their affiliates (as the term "affiliate" is defined in the Securities and Exchange Act of 1934 and Rule 12b-2 promulgated thereunder) and Oracle (the "Class").

          2. As soon as practicable after this Stipulation has been executed, the Parties shall jointly apply to the Delaware Court of Chancery for an Order substantially in the form attached hereto as Exhibit A (the "Scheduling Order"), scheduling a hearing for consideration of the Settlement (the "Settlement Hearing") and approving a form of notice (the "Notice") substantially in the form of Exhibit B attached hereto to be disseminated to members of the Class.

          3. If the Settlement (including any modifications thereto made with the consent of the Parties as provided herein) and all transactions preparatory or incident thereto shall be approved by the Delaware Court of Chancery following the Settlement Hearing as fair, reasonable and adequate and in the best interests of the Class, the Parties shall jointly request the Court to enter an Order and Final Judgment substantially in the form attached hereto as Exhibit C (the "Order and Final Judgment").

          4. "Final Court Approval" as used in this Stipulation shall mean that the Delaware Court of Chancery has entered an Order and Final Judgment approving the Settlement and that such order is finally affirmed on appeal, or the period for appeal of such order shall have expired with no appeal having been taken.

          5. Subject to the additional conditions, terms and limitations described herein, the Parties agree and stipulate to the following:

               a. for any contracts executed by and between PeopleSoft and any person or entity prior to July 1, 2004 (the "Preexisting Contracts"), PeopleSoft shall not amend the CAP provision of any such contract to extend the length of time from the "Schedule Effective Date"
          (as defined in the Preexisting Contracts) within which PeopleSoft must be "Acquired," or within which the Acquirer's conduct may trigger the CAP, or include such extension of a preexisting CAP provision in any new or continued support or service agreement that may be executed with the parties to the Preexisting Contracts.

               b. from July 1, 2004 until two years after Final Court Approval, if in response to the Oracle Conduct (including any future actions of Oracle), the Board of Directors of PeopleSoft (the "Board") determines to enter into contracts with customers containing CAP provisions, then under such CAP provisions PeopleSoft will only be deemed to be "Acquired" if Oracle or one or more of its affiliates directly or indirectly (i) acquires more than 50% of the total voting power represented by PeopleSoft's then outstanding voting securities,
          (ii) consummates a merger or consolidation with PeopleSoft, or
          (iii) acquires all or substantially all of PeopleSoft's assets.

               c. from July 1, 2004 until two years after Final Court Approval, in the event PeopleSoft determines to enter into any contracts with customers containing CAP provisions applicable to any prospective acquirer of PeopleSoft other than Oracle or SAP AG (or any of their respective affiliates) (any such prospective acquirer other than Oracle or SAP AG (or any of their respective affiliates) being hereafter referred to as a "Bidder"), then (i) such determination must be (x) made with the approval of at least a majority of PeopleSoft's independent directors and (y) promptly announced by PeopleSoft on a Current Report on Form 8-K filed with the SEC, with a description of the material terms of the CAP (or, alternatively, a copy of the CAP language shall be annexed to such Form); (ii) any such CAP (a "Bidder CAP") shall be subject to and consistent with the following terms:

                Acquisition          Must occur within a period not longer than
                                     two years from the Schedule Effective Date

                Acquiror conduct     Must occur within a period not longer than
                triggering           two years from the Schedule Effective Date
                CAP (e.g.,
                failure to support)

                CAP multiplier       Not to exceed 5x total fees

          and (iii) in each Quarterly Report on Form 10-Q filed by PeopleSoft with the SEC, the amount of the maximum potential liability for any Bidder CAP shall be reported (the "Maximum Potential Amount"). PeopleSoft agrees to attempt to limit, to the extent possible, the Maximum Potential Amount for any Bidder to $2.5 billion. Accordingly, if the Maximum Potential Amount as calculated at the end of a quarter and as reported exceeds $2.5 billion, PeopleSoft shall not thereafter execute contracts with CAP provisions with respect to such Bidder until such time as the reported Maximum Potential Amount is less than $2 billion. In addition, beginning on October 1, 2004, if the Maximum Potential Amount as so reported at the end of any quarter exceeds $2.3 billion, PeopleSoft shall not thereafter execute contracts with CAP provisions with respect to such Bidder until such time as the reported Maximum Potential Amount is less than $2.1 billion. The limitations on the Maximum Potential Amount shall be adjusted upward or downward in the event of certain material changes (the "Certain Material Changes"). The Certain Material Changes shall include (i) an increase or decrease, as of the end of any quarter (commencing with the quarter ending September 30, 2004), in PeopleSoft's revenues for the last twelve months ("LTM") of more than 17% over PeopleSoft's revenues for the LTM period ended June 30, 2004, or (b) the completion of any acquisition by PeopleSoft that would result, on a pro forma basis, in there being such a 17% increase in PeopleSoft's LTM revenues as of the end of the most recent quarter as compared with LTM revenues at June 30, 2004. In the event of a Certain Material Change, the Maximum Potential Amount shall be adjusted upward or downward by the same percentage as the increase or decrease in LTM revenues (or pro forma revenues) as compared with LTM revenues at June 30, 2004. In connection with the execution of the MOU, PeopleSoft agreed to instruct its sales force to attempt to limit the definition of "Acquired" to that set forth in paragraph 1(b) of the MOU and paragraph 5(b) of this Stipulation in the Preexisting Contracts entered into after the MOU was executed. For purposes of this Stipulation, the term "Bidder CAP" includes all contracts that contain any form of CAP provision, even if the terms of such CAP provision vary in different contracts.

               d. Promptly after Final Court Approval, (i) PeopleSoft shall amend its Rights Plan to provide that, through and including two years following Final Court Approval, in the event of a Qualifying Offer (as defined below), then if as of the 90th day following the later of the commencement of the Qualifying Offer (it being understood that for these purposes, if Oracle's Offer shall still be pending at the time of Final Court Approval, it shall be deemed to commence at the latest of (x) Final Court Approval, (y) a final judgment (no longer subject to appeal) in the pending action by the Department of Justice alleging that consummation of the Offer would violate the U.S. antitrust laws, and (z) clearance of the Offer by the European Commission) and the most recent amendment of the Qualifying Offer to increase or reduce the offer price (other than a proportionate increase or reduction to reflect any stock split, stock dividend, recapitalization or similar change to the capitalization of PeopleSoft), at least a majority of the outstanding shares of PeopleSoft common stock on a fully diluted basis (other than potential dilution resulting from the potential exercise of the Rights) have been validly tendered and not withdrawn and all conditions of the Qualifying Offer (other than a condition relating to the redemption or non-applicability of the Rights) shall have been waived or satisfied, the Rights shall, at the close of business on the 91st day following the later of the commencement of the Qualifying Offer or the most recent such amendment, no longer be applicable to the purchase of shares pursuant to the Qualifying Offer if the Qualifying Offer is consummated within the next 30 days, or to any second-step merger complying with the commitment with respect thereto as set forth in the definition of "Qualifying Offer," unless prior to such 90th day the Board, including a majority of its independent directors, shall have adopted a resolution determining that the Rights shall continue to remain applicable to the Qualifying Offer, and (ii) PeopleSoft shall amend its Bylaws to provide through and including two years after Final Court Approval that the required notice of nomination of candidates for director shall be 95 days rather than 120 days. PeopleSoft further agrees that the Bylaw provision adopted pursuant to this stipulation shall not be amended unless approved by the vote of a majority of PeopleSoft's shares then outstanding. For purposes of this Stipulation, the term "Qualifying Offer" shall be an all-cash tender offer for all outstanding shares of common stock of PeopleSoft by a bidder that does not "own" (within the meaning of 8 Del. C.ss.203) 15% or more of the outstanding shares of PeopleSoft common stock, provided that such tender offer
          (A) is not subject to any financing condition and, to the extent that the bidder contemplates any financing in connection with the offer, such financing is fully committed from reputable financial institutions and is not subject to any non-customary conditions (including, without limitation, a "diligence" condition), (B) is not subject to any non-customary conditions (including, without limitation, any condition relating to stockholder approval by the bidder (or any affiliate), or any condition within the bidder's (or any affiliate's) control, and(C) contains a binding commitment by the bidder (confirmed by a written instrument delivered to PeopleSoft) to consummate, as promptly as possible following consummation of the tender offer, a second-step merger pursuant to which all remaining publicly-owned shares of PeopleSoft common stock will be canceled in exchange for the cash price payable in the tender offer; provided that such commitment may be subject to the condition that the Board take such actions as may reasonably be required to facilitate such merger following consummation of the tender offer. For purposes of this Stipulation, the definition of "independent directors" shall be the same as that set forth in Section 4200(a)(15) of the Marketplace Rules of The NASDAQ Stock Market, Inc.

               e. Nothing in this Settlement is intended to or shall be interpreted to alter the Board's fiduciary duties.

          6. Immediately upon Final Court Approval, all members of the Class and PeopleSoft shall be deemed to have released and settled all claims, whether asserted directly, individually, derivatively, representatively or otherwise, against PeopleSoft, each defendant in the Delaware Action (and the other putative class action suits referenced herein), each member of the PeopleSoft Board of Directors, and any of their affiliates, subsidiaries, predecessors, successors and assigns, and each and all of their respective officers, directors, associates, representatives, attorneys, counselors, financial advisors, investment bankers, consultants, accountants, advisors or agents, heirs, executors, personal representatives, estates or administrators of any of the foregoing (collectively, the "Releasees"), whether known or unknown and whether arising under federal, state or any other law, that have been, or could have been asserted against any of the Releasees, relating to the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth in or otherwise related to the allegations of any of the actions filed on behalf of the members of the Class, the Oracle Conduct or the PeopleSoft Response that occurred on or before the date of this Stipulation and are or could have been raised in any of the actions in which such complaints have been filed, or any other action in any other forum (including any and all of the California class actions), including any public filings or statements relating thereto (collectively, the "Settled Claims"); provided, however, that the claims to be released shall not include the right of any members of the Class or any of the defendants to enforce the terms of this Stipulation or the Settlement. Class Plaintiffs shall seek leave to file a Second Amended Complaint in the

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Delaware Action so as to conform and update their allegations to reflect the claims that have been pursued in the Delaware Action through and including the date hereof.

          7. It is the intention of the Parties to extinguish all such Settled Claims and consistent with such Settled Claims and consistent with such intentions, the Class Plaintiffs waive their rights, to the extent permitted by law, to any benefits of the provisions of section 1542 of the California Civil Code or any other similar state law, federal law or principle of common law, which may have the effect of limiting the release set forth above. Section 1542 of the California Civil Code provides:

               A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

The Parties do not concede that any law, other than the law of the State of Delaware, is applicable to the Settlement or the Settled Claims. The Class Plaintiffs acknowledge that members of the Class may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of the release, but that it is their intention, on behalf of the Class, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist or existed at any time prior to consummation of the Settlement, and without regard to the subsequent discovery or existence of such additional or different facts after the approval of this Settlement.

          8. If the Settlement is approved, counsel for Class Plaintiffs intend to apply to the Delaware Court of Chancery for an award of attorneys' fees and out-of-pocket expenses. Defendants reserve the right to oppose any such application. To the extent awarded by the Court, any such fee shall be paid solely by PeopleSoft or its successor(s) in interest to Prickett,

Jones & Elliott, P.A., as receiving agent for counsel to Class Plaintiffs, within ten (10) business days after Final Court Approval. Approval of such a fee application is not a condition to the effectiveness of the Settlement. In the event that the Delaware Court of Chancery approves the Settlement and such approval is appealed, PeopleSoft agrees it will put into an interest bearing escrow account satisfactory to plaintiffs' counsel a sum equal to the fees and expenses awarded to plaintiffs' counsel within ten days of the filing of any notice of appeal.

          9. Except as provided herein, none of the defendants in any of the class litigation referenced herein shall be liable for any fees or expenses, costs, damages, or fees incurred by any plaintiff, or any member of the Class, or by any attorney, expert, adviser, agent or representative of any of the foregoing persons in connection with the prosecution of the Settled Claims.

          10. Within 15 days after Final Court Approval, counsel to Class Plaintiffs in the Delaware Action shall destroy or return, or cause to have destroyed or returned, to the producing party any discovery materials produced by any defendant or third party, and shall not retain any copies or extracts thereof, except that research and file memoranda and similar work product (such as e-mails, correspondence, pleadings or briefs) that refer to or reflect information from the discovery materials may be maintained by counsel to Class Plaintiffs subject to continued confidential treatment pursuant to the Protective Order in place in the Delaware Action.

          11. PeopleSoft shall assume the administrative responsibility of providing the Notice in accordance with the Scheduling Order, and PeopleSoft shall bear the expense of preparing and mailing the Notice to the Class.

          12. This Stipulation shall be null and void and of no force and effect if the Settlement does not obtain Final Court Approval. In such event, this Stipulation shall not be deemed to prejudice in any way the respective positions of the parties with respect to any litigation referenced herein nor entitle any party to recover costs or expenses incurred in connection with the Stipulation, the MOU or any such litigation, the Parties shall be restored to their respective positions as they existed prior to the execution of the MOU, and neither the existence of this Stipulation and the MOU nor their contents shall be admissible in evidence or shall be referred to for any purpose in any of the referenced litigation or in any other litigation or proceeding.

          13. This Stipulation and the MOU shall not be binding and shall have no preclusive effect on Oracle, Oracle's Cross-Complaint, Oracle's Delaware Action, or PeopleSoft's California Action and shall not extinguish such standing as Oracle may have had heretofore; provided, however, that nothing herein is intended to, or shall, confer upon Oracle standing it does not now have or would otherwise have.

          14. This Settlement, the Stipulation and all negotiation, statements and proceedings in connection therewith shall not in any event be construed, or deemed to be evidence of, an admission or concession on the part of any defendant or any other person, of any liability or wrongdoing by them, or any of them as to any claim alleged or asserted in any of the litigation referenced herein or otherwise, and shall not be offered or received into evidence in any action or proceeding, or be used in any way as an admission, concession or evidence of any liability or wrongdoing of any nature, and shall not be construed as, or deemed to be evidence of, an admission or concession that Class Plaintiffs, their counsel, or members of the Class, or any present or former stockholders of PeopleSoft, or any other person, has or has not suffered any damage as a result of the facts of any claim asserted or as to the merit or lack of merit of any claim asserted or any that could have been asserted, except in an action or proceeding to enforce the terms and conditions of this Stipulation.

          15. The Parties and their counsel agree to cooperate fully and to use their best efforts to effectuate the terms and conditions of the Stipulation, including the execution of all necessary documents, as soon as possible, and counsel for the Parties are expressly authorized to enter into changes, modifications, or amendments of the Stipulation and the attached exhibits which they deem appropriate as long as such changes are in writing, agreed to by the Parties and are approved by the Delaware Court of Chancery except as to purely ministerial and non-substantive changes, modifications or amendments as counsel may determine are necessary and appropriate.

          16. This Stipulation and all exhibits hereto and any related settlement document shall be governed and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of law provisions or principles thereof.

          17. In the event of any dispute or disagreement with respect to the meaning, effect or interpretation of the Stipulation or any attached exhibit or in the event of a claimed breach of the Stipulation or an attached exhibit, the Parties agree that such dispute will be adjudicated only in the Delaware Court of Chancery. The Delaware Court of Chancery shall retain jurisdiction for purposes, among other things, of administering the Settlement and resolving any disputes hereunder without affecting the finality of the Settlement.

          18. This Stipulation shall be binding upon and inure to the benefit of the Parties and their respective heirs, executors, administrators, successors and assigns, and upon any corporation or other entity with which any party hereto may merge or consolidate.

          19. This Stipulation, together with any exhibits, shall be deemed to have been mutually prepared by the Parties and shall not be construed against any of them by reason of authorship.

          20. Pending Final Court Approval, and as contemplated by the Scheduling Order, Class Plaintiffs agree that they, and all other members of the Class, or any of them, are barred and enjoined from commencing, prosecuting, instigating, or in any way participating in the commencement or prosecution of any pending or prospective action asserting any Settled Claims, either directly, representatively, derivatively, or in any other capacity, against any Releasees. If any claims which are or would be subject to the release and discharge contemplated by the Settlement are asserted in any court or tribunal prior to or following Final Court Approval, plaintiffs in the Delaware Action shall join in any motion to dismiss, stay or transfer such proceedings and shall otherwise use their reasonable best efforts to effect a withdrawal, dismissal, transfer or stay of such claims. To the extent that despite these efforts, such claims are not withdrawn, dismissed, transferred or stayed in deference to the Settlement proceedings contemplated by this Stipulation, defendants shall have the right to withdraw from or terminate this Stipulation or the Settlement, which withdrawal or termination shall have the same effect as the failure to secure Final Court Approval pursuant to the provisions of paragraph 12 above.

          21. The Class Plaintiffs in the Delaware Action have agreed that except as expressly provided herein, the Delaware Action shall be stayed while the Stipulation remains in force, except with respect to any steps necessary for the presentation of the Settlement to the Delaware Court of Chancery for its consideration. The Class Plaintiffs have also agreed that defendants' time to answer or otherwise respond to any discovery requests (other than requests relating to confirmatory discovery) that have been served or filed to date, or that are contemplated to be served or filed on behalf of the members of the Class, or any of them, is extended without date; however, to the extent defendants provide discovery materials to Oracle in connection with Oracle's Delaware Action, copies of such discovery or discovery responses shall also be provided to counsel for Class Plaintiffs in the Delaware Action.

          22. The exhibits hereto are incorporated in and constitute an integral part of this Stipulation.

          23. Each of the attorneys executing this Stipulation on behalf of one or more parties hereto warrants and represents that he or she has been duly authorized and empowered to execute this Stipulation on behalf of each such respective party.

          24. This Stipulation may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties.

          WHEREFORE, the parties enter into this Stipulation as of the 17th day of June, 2004.

                                  PRICKETT, JONES & ELLIOTT, P.A.


                                  By: /s/ Bruce E. Jameson
                                     ------------------------------------------
                                     Michael Hanrahan (#941)
                                     Bruce E. Jameson (#2931)
                                     1310 N. King Street
                                     P.O. Box 1328
                                     Wilmington, DE 19899-1328
                                     (302) 888-6500

                                     Lead Counsel for Plaintiffs

                                     POTTER ANDERSON & CORROON LLP

                                  By: /s/ Donald J. Wolfe, Jr.
                                     ------------------------------------------
                                     Donald J. Wolfe, Jr. (#285)
                                     1313 North Market Street
                                     Hercules Plaza, 6th Floor
                                     P.O. Box 951
                                     Wilmington, DE 19899
                                     (302) 984-6000

                                     Counsel for Defendants, David A.
                                     Duffield, Aneel Bhusri, A. George
                                     Battle, Craig A. Conway, Cyril J.
                                     Yansouni, Steven D. Goldby, Frank J.
                                     Fanzilli, Jr.


                                   CONNOLLY BOVE LODGE & HUTZ LLP


                                  By: /s/ Henry E. Gallagher, Jr.
                                     ------------------------------------------
                                     Henry E. Gallagher, Jr. (#495)
                                     1007 North Orange Street
                                     P.O. Box 2207
                                     Wilmington, DE 19899
                                     (302) 658-9141

                                     Counsel for Defendant, PeopleSoft, Inc.